As filed with the U.S. Securities and Exchange Commission on February 27, 2004
                                            Securities Act File No. 333-106723
                                     Investment Company Act File No. 811-21392
         ------------------------------------------------------------
                         U.S. SECURITIES AND EXCHANGE
                          COMMISSION Washington, D.C.
                                     20549
                             --------------------
                                   FORM N-2
                       (CHECK APPROPRIATE BOX OR BOXES)

|X|      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         | |    Pre-effective Amendment No.
         |X|      Post-effective Amendment No.1

|X|      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
         ACT OF 1940
         | X |   Amendment No. 3


                             --------------------
                          ASA Hedged Equity Fund LLC
              (Exact name of Registrant as specified in Charter)
                                 The Biltmore
                     817 W Peachtree Street, NW, Suite 400
                            Atlanta, GA 30308-1144
                   (Address of principal executive offices)
              Registrant's Telephone Number, including Area Code:
                                (404) 760-3424
                             --------------------
                              Kenneth E. Banwart
                        c/o ASA Hedged Equity Fund LLC
                                 The Biltmore
                     817 W Peachtree Street, NW, Suite 400
                            Atlanta, GA 30308-1144
                    (Name and address of agent for service)

                                   Copy to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                             --------------------
     If any securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered in connection with dividend or interest reinvestment plans, check the following box. / X /


                             CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT

========================================== ===================== ==================== ===================== ====================
                                                                      Proposed             Proposed
                                                  Amount               Maximum              Maximum              Amount of
                Title of                          Being            Offering Price          Aggregate           Registration
       Securities Being Registered            Registered(1)          Per Unit(1)       Offering Price(1)          Fee(2)
------------------------------------------ --------------------- -------------------- --------------------- --------------------
Common Stock ($.10 par value).........       2,000,000 shares          $25.00             $50,000,000             $4,045
========================================== ===================== ==================== ===================== ====================
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Transmitted prior to the filing date to the designated lockbox of the
Securities and Exchange Commission at Mellon Bank in Pittsburgh, PA.



This amendment consists of the following:
     1.   Facing Sheet of the Regisration Statement.
     2. Statement of Additional Information containing the Financial Information of the Company.
     3. Part C of the Registration Statement (including signature page). This amendment is being filed solely to include seed financial information of the Company in the Statement of Additional Information in accordance with
Section 14(a)(3) of the Investment Company Act of 1940, in fulfillment of Undertaking Number 2, made in Pre-Effective Amendment Number 2 to the Company's Registration Statement, dated November 24, 2003. Accordingly, this amendment includes as Exhibit 2(n)(i) the Consent of the Independent Auditors, and as Exhibit 2(p) the Form of Agreement Regarding Provision of Initial Capital.

                          ASA HEDGED EQUITY FUND LLC
                          ASA DEBT ARBITRAGE FUND LLC
                      ASA MARKET NEUTRAL EQUITY FUND LLC
                         ASA MANAGED FUTURES FUND LLC

                      STATEMENT OF ADDITIONAL INFORMATION
                            Dated February 27, 2004

           This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of each of ASA Hedged Equity Fund LLC, ASA Debt Arbitrage Fund LLC, ASA Market Neutral Equity Fund LLC and ASA Managed Futures Fund LLC (each a "Company" and together the "Companies"), dated November 25, 2003. A copy of the Prospectus may be obtained by contacting the Company at the address set forth above or by telephone at (866) 277-3619.

           This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                               TABLE OF CONTENTS

                                                                           Page


OTHER RISKS...................................................................2


INVESTMENT POLICIES AND PRACTICES.............................................8


MANAGEMENT OF THE COMPANIES...................................................9

         Board Of Directors...................................................9
         Advisory Arrangements...............................................13
         Fees and Expenses...................................................21
         Codes Of Ethics.....................................................21

TAX ASPECTS..................................................................22

         Tax Treatment Of Company Operations.................................22
         Tax Consequences To A Withdrawing Investor..........................24
         Tax Treatment Of Company Investments................................25
         Foreign Taxes.......................................................29
         Unrelated Business Taxable Income...................................30
         Certain Issues Pertaining To Specific Exempt Organizations..........31
         State And Local Taxation............................................32

ADVERTISING AND SALES MATERIAL...............................................34


PROXY VOTING POLICIES AND PROCEDURES.........................................35


FINANCIAL STATEMENTS.........................................................35

                                  OTHER RISKS

           Investing in a Company will involve risks other than those described in the Prospectus including those described below:

           Performance-Based Compensation Arrangements with Portfolio Managers. Each Company typically enters into arrangements with Portfolio Managers which provide that Portfolio Managers be compensated, in whole or in part, based on the appreciation in value (including unrealized appreciation) of the account during specific measuring periods. In certain cases, Portfolio Managers may be paid a fee (generally ranging from 10% to 25% of net profits of each Investment Fund managed by such Portfolio Manager) based on appreciation during the specific measuring period without taking into account losses occurring in prior measuring periods, although the Adviser anticipates that Portfolio Managers who charge such fees will generally take into account prior losses. Such performance fee arrangements may create an incentive for such Portfolio Managers to make investments that are riskier or more speculative than would be the case in the absence of such performance-based compensation arrangements.

           Lack of Operating History. Each Company is a recently formed entity and has no operating history upon which investors can evaluate its performance. Notwithstanding that the Adviser has experience managing investments, and the personnel of the Adviser responsible for managing each Company's investment portfolio have substantial experience in managing investments and private investment funds, the Adviser has not previously advised an entity registered under the 1940 Act. Further, some of the Portfolio Managers with whom a Company may invest have limited track records. Although the principals of the Adviser have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, a Company's investment program should be evaluated on the basis that there can be no assurance that the Adviser's assessments of Portfolio Managers, and in turn its assessments of the short-term or long-term prospects of investments, will prove accurate.

           Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by a Company is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that a Company will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Moreover, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by a Portfolio Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment funds sponsored, managed or advised by the Adviser or the Adviser and their affiliates may seek investment opportunities similar to those a Company may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to that Company.

           Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. If those liabilities were to arise, the investing Investment Funds likely would suffer losses on their investments.

           Inadequate Return. No assurance can be given that the returns on a Company's investments will be commensurate with the risk of investment in a Company. Investors should not commit money to a Company unless they have the resources to sustain the loss of their entire investment in that Company.

           Inside Information. From time to time, a Company or its affiliates may come into possession of material, non-public information concerning an entity in which that Company has invested, or proposes to invest. Possession of that information may limit the ability of a Company to buy or sell securities of that entity.

           Recourse to Each Company's Assets. A Company's assets, including any investments made by that Company and any interest in the Investment Funds held by that Company, are available to satisfy all liabilities and other obligations of that Company. If a Company becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to that Company's assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

           Possible Exclusion of an Investor Based on Certain Detrimental Effects. A Company may, as determined by the Board of Directors, repurchase the Interest or portion of an Interest held by an Investor or other person acquiring an Interest from or through an Investor, or cause an Investor to sell the Interests held by such Investor to another Investor, if:

     o the Interest or a portion of it has been transferred or has vested in any person other than by operation of law as the result of the death, divorce, dissolution, bankruptcy or incompetence of the Investor;

     o ownership of the Interest by the Investor or other person will cause the Company to be in violation of, or require registration of any Interest or portion of any Interest under, or subject a Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, or may subject a Company or any Investor to an undue risk of adverse tax or other fiscal or regulatory consequences;

     o continued ownership of the Interest or portion of it by the Investor or other person may be harmful or injurious to the business of a Company; or

     o any of the representations and warranties made by the Investor or other person in connection with the acquisition of the Interest or portion of the Interest was not true when made or has ceased to be true.

          The effect of these provisions may be to deprive an investor in a Company of an opportunity for a return even though other investors in that Company might enjoy such a return.

          Limitations on Transfer; No Market for Investor Interests. No Investor will be permitted to transfer his, her or its Interest without the consent of the Board of Directors. The transferability of Interests will be subject to certain restrictions contained in the Operating Agreement and will be affected by restrictions imposed under applicable securities laws. No market currently exists for Interests, and the Adviser contemplates that one will not develop. Although the Adviser expects to recommend to the Board of Directors that each Company offer to repurchase Interests twice each year, no assurances can be given that a Company will do so. Consequently, Interests should only be acquired by investors able to commit their funds for an indefinite period of time.

          Liquidity Risks. Interests will not be traded on any securities exchange or other market and will be subject to substantial restrictions on transfer. Although a Company may offer to repurchase Interests from time to time, an Investor may not be able to liquidate an Interest for up to one year from the initial Closing Date. The Adviser expects that it will recommend to the Board of Directors that each

Company offer to repurchase Interests from Investors on March 31, 2004, and, after that date, twice each year as of September 30 and March 31. No assurances can be given that these repurchases will occur.

          Foreign Securities. Portfolio Managers may invest in securities of foreign issuers and in depository receipts or shares, such as American Depository Receipts or American Depository Shares (referred to collectively as "ADRs"), which represent indirect interests in securities of foreign issuers. Foreign securities in which Portfolio Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are subject to risks generally viewed as not present in the U.S. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the U.S.; the lack of availability of financial information regarding a foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

          Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies. The risks associated with investing in foreign securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries.

          A Portfolio Manager may enter into forward currency exchange contracts ("forward contracts") for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a foreign security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund's existing holdings of foreign securities. Imperfect correlation may exist, however, between an Investment Fund's foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund's investment objective, such as when a Portfolio Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund's investment portfolio. Investment Funds are not required to hedge all or any portion of their exposure to foreign currency risks, and there can be no assurance that hedging techniques will be successful if used.

          Foreign Currency Transactions. A Portfolio Manager may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns, particularly if the Portfolio Manager expects a decrease in the value of the currency in which the foreign security is denominated. A Portfolio Manager's success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

          Currency Risks. The investments of Portfolio Managers retained by a Company that are denominated in a foreign currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. The Portfolio Managers may try to hedge these risks by investing in foreign currencies, foreign currency futures contracts and options thereon, forward foreign currency exchange contracts, or any combination thereof, but there can be no assurance that such strategies will be implemented, or if implemented, will be effective.

          Derivatives. The Adviser, on behalf of each Company, and some or all of the Portfolio Managers, may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund or a Company can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or a particular Company as a whole. Derivatives permit a Portfolio Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund or a Company. The Adviser's use of Derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

          Many of the markets in which a Company and the Investment Funds effect their transactions are "over-the-counter" or "interdealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Company or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, a Company or Investment Fund may take a credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject a Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of a Company and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by a Company.

          If a Portfolio Manager causes an Investment Fund, or the Adviser causes a Company, to invest in Derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or that Company or result in a loss. An Investment Fund or a Company also could experience losses if Derivatives are poorly correlated with its other investments, or if the Portfolio Manager or the Adviser is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

          Special Situations. The Portfolio Managers retained by a Company may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. In any investment opportunity involving any such type of business enterprise, there exists the risk that the transaction in which such business enterprise is involved either will be unsuccessful, take considerable time or result in a distribution of cash or a new security the value of which will be less than the purchase price to the Company of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Company may be required to sell its investment at a loss. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Company may invest, there is a potential risk of loss by the Company of its entire investment in such companies.

          Multiple Portfolio Managers. Because each Company invests with Portfolio Managers who make their trading decisions independently, it is theoretically possible that one or more of such Portfolio Managers may, at any time, take positions that may be opposite of positions taken by other Portfolio Managers. It is also possible that the Portfolio Managers retained by any of the Companies may on occasion be competing with each other for similar positions at the same time. Also, a particular Portfolio Manager may take positions for its other clients that may be opposite to positions taken for the Company.

          Other Clients of Portfolio Managers. The Portfolio Managers will have exclusive responsibility for making trading decisions on behalf of each Company. The Portfolio Managers have various levels of experience. In addition, the Portfolio Managers may also manage other accounts (including other partnerships and accounts in which the Portfolio Managers may have an interest) which, together with accounts already being managed, could increase the level of competition for the same trades the Company might otherwise make, including the priorities of order entry. This could make it difficult to take or liquidate a position in a particular security or futures contract at a price indicated by the Portfolio Manager's strategy.

          Purchasing Initial Public Offerings. The Portfolio Managers may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

          Special Investment Instruments and Techniques. Portfolio Managers may use a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund's investment objective. The Adviser, on behalf of each Company, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions.

Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions. Neither the Portfolio Managers nor the Adviser are required to use such special investment instruments and techniques, and may choose not to do so.

          Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

          Swap Agreements. The Adviser, on behalf of each Company, and a Portfolio Manager, on behalf of an Investment Fund, may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Company or an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount", that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

          Most swap agreements entered into by a Company or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis". Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a Company or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, a Company's or the Investment Fund's risk of loss consists of the net amount of payments that a Company or an Investment Fund contractually is entitled to receive.

          To achieve investment returns equivalent to those achieved by a Portfolio Manager in whose Investment Fund a Company could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, a Company may enter into swap agreements under which that Company may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. A Company may seek to achieve the same investment result through the use of other Derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other Derivatives as described above is unclear. Swap agreements and other Derivatives used in this manner may be treated as a "constructive ownership of the reference property," which may result in a portion of any long-term capital gain being treated as ordinary income. See "Tax Aspects - Tax Treatment of Company Investments".

          Lending Portfolio Securities. Portfolio Managers may cause Investment Funds to lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities by a Portfolio Manager may not exceed 33-1/3% of the value of an Investment Fund's total assets. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

          When-Issued and Forward Commitment Securities. Portfolio Managers may purchase securities on behalf of Investments Funds on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, if effected by a Company or by a Portfolio Manager for a Portfolio Account, will be subject to that Company's limitation on indebtedness unless, at the time the transaction is entered into, that Company has established and maintains a segregated account consisting of cash, U.S. Government securities or liquid securities equal to the value of the when-issued or forward commitment securities. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by a Portfolio Manager on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or a Company may incur a loss.


                       INVESTMENT POLICIES AND PRACTICES

          The investment objective of each Company is fundamental and may not be changed without a vote of a majority of that Company's outstanding voting securities. A Company has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of a Company's outstanding voting securities. Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as a Company, means the vote, at an annual or a special meeting of the security holders of a Company duly called, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities of that Company are present or represented by proxy or of more than 50% of the outstanding voting securities of that Company, whichever is less.

          In applying these investment restrictions and other policies described in the Prospectus and this SAI, a Company will aggregate its investments and transactions with those of each Portfolio Account, but will not aggregate its investments and transactions with those of the underlying Investment Funds that are not Portfolio Accounts. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Company's total assets, unless otherwise stated in the Prospectus and this SAI, will not constitute a deviation from the restriction or policy. Each Company's fundamental investment restrictions are as follows:

     1. The Company will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry or group of related industries; provided, however, that the Company will invest 25% or more of the value of its total assets in Investment Funds except during temporary periods of adverse market conditions affecting Investment Funds in which the Company may invest, but the Company will not invest 25% or more of the value of its total assets in one or more Investment Funds that have investment programs that focus on investing in the same industry or the same group of related industries.

     2. The Company will not issue senior securities, including by borrowing money, except to the extent permitted by the 1940 Act.

     3. The Company will not underwrite securities of other issuers, except insofar as the Company may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

     4. The Company will not make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Company's investment policies or as otherwise permitted under the 1940 Act.

     5. The Company will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

     6. The Company will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

          The Adviser will not cause a Company to make loans to or receive loans from the Adviser, the Sub-Adviser or their respective affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. A Company may effect brokerage transactions through affiliates of the Adviser or Sub-Adviser, subject to compliance with the 1940 Act. A Company may not engage in transactions with affiliates that violate Section 17 of the 1940 Act.

Special Regulation Applicable to Futures and Options Transactions

          Futures and options transactions by each Company must constitute permissible transactions pursuant to regulations promulgated by the CFTC. Each Company intends to conduct its operations in compliance with CFTC Rule 4.5 under the Commodity Exchange Act of 1974 (the "Commodity Exchange Act") in order to avoid regulation by the CFTC as a commodity pool.


                          MANAGEMENT OF THE COMPANIES

Board Of Directors

          The Board of Directors of each Company provides broad oversight over the operations and affairs of each Company. It has overall responsibility to manage and control the business affairs of each Company, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of each Company's business. The Board exercises the same powers, authority and responsibilities on behalf of each Company as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

          The Directors are not required to contribute to the capital of any Company or to own Interests. A majority of the Directors are persons who are not "interested persons" (as defined by the 1940 Act) of any Company (the "Independent Directors"). The Independent Directors perform the same functions for each Company as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

          The identity of the Directors and officers of each Company and brief biographical information regarding each Director and officer during the past five years is set forth below. Two of the Directors are "interested persons" of each Company, as defined by the Investment Company Act, because they are officers of each Company's investment adviser or affiliates of the investment adviser. Each Director and officer of each Company was appointed on October 10, 2003. Directors will each serve an indefinite term of office and officers of each Company will be elected annually. Unless otherwise noted below, the address of each Director and officer is c/o Aspen Strategic Alliance LLC, 817 West Peachtree Street, N.W., Suite 400, Atlanta, Georgia 30308-1144.



-------------------------- -------------- --------------------------------------- ---------------- -------------------
NAME, ADDRESS AND AGE      POSITION(S)    PRINCIPAL OCCUPATIONS DURING THE PAST   NUMBER OF        OTHER PUBLIC
                           HELD WITH      5 YEARS                                 PORTFOLIOS       DIRECTORSHIPS
                           FUND                                                   IN FUND          HELD BY DIRECTOR
                                                                                  COMPLEX
                                                                                  OVERSEEN BY
                                                                                  DIRECTOR
-------------------------- -------------- --------------------------------------- ---------------- -------------------

         INDEPENDENT DIRECTORS
----------------------------------------- --------------------------------------- ---------------- -------------------

Richard G. Glidden (42)    Director       Business Development Manager of                4                None
                                          Northfield Information Services, Inc.
                                          (2000 to present); Business
                                          Development Manager, Chicago
                                          Investment Analytics, Inc.
                                          (1996-2000).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
Matthew Kenigsberg (35)    Director       Investment Strategist, SEI                     4                None
                                          Investments (2000 - present);
                                          Director, Barra RogersCasey
                                          (1998-2000).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
James A. Martin III (56)   Director       President, Sterling Investment                 4                None
                                          Management Inc. (1985 - present);
                                          President, Martin Management Inc.
                                          (1992 - present).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
Lynn Mathre (46)           Director       President; Asset Management Advisors,          4                None
                                          Inc. (1986 - present).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
         "INTERESTED" DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------- ---------------- -------------------
Douglas E. Dunn, Ph.D.     Director       Chief Investment Officer of Aspen              4                None
(44)                                      Strategic Alliance LLC (2002 -
                                          present), and founder and Managing
                                          Director of QED CapitalWorks LLC
                                          (2002 - present); Director of
                                          Alternative Manager Research at
                                          Graystone Wealth Management, a
                                          division of Morgan Stanley (2000 -
                                          2001); Vice President and Senior
                                          Quantitative Analyst at Putnam
                                          Investments (1999 - 2000); Director
                                          of Research at Brandywine Asset
                                          Management (1998 - 1999).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
Kenneth E. Banwart (60)    Director       Chairman and CEO, Aspen Strategic              4                None
                                          Alliance LLC (2002 present); Managing
                                          Director, Aspen Partners, Ltd.
                                          (1996-present); Managing Director,
                                          QED CapitalWorks LLC. (2002-present)
-------------------------- -------------- --------------------------------------- ---------------- -------------------




-------------------------- -------------- --------------------------------------- ---------------- -------------------
NAME, ADDRESS AND AGE      POSITION(S)    PRINCIPAL OCCUPATIONS DURING THE PAST   NUMBER OF        OTHER PUBLIC
                           HELD WITH      5 YEARS                                 PORTFOLIOS       DIRECTORSHIPS
                           FUND                                                   IN FUND          HELD BY DIRECTOR
                                                                                  COMPLEX
                                                                                  OVERSEEN BY
                                                                                  DIRECTOR
-------------------------- -------------- --------------------------------------- ---------------- -------------------
James G. Christian, Jr.    Director,      President of Aspen Strategic Alliance         4                None
(32)                       President      LLC (2002 - present) and Aspen
                           and Chief      Partners, Ltd (2001 - present);
                           Executive      Managing Director of QED CapitalWorks
                           Officer        LLC (2002 - present); Vice President
                                          of Business Development for American
                                          Coating Technologies (1997 - 1999).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
Jeremy L. Standrod (28)    Vice           Executive Vice President and                  N/A               None
                           President,     Secretary  of Aspen Strategic
                           Treasurer      Alliance LLC (2002 - present) and
                           and Chief      Aspen Partners, Ltd. (2001 -
                           Financial      present); and Managing Director of
                           Officer        QED CapitalWorks LLC. (2002 -
                                          present).
-------------------------- -------------- --------------------------------------- ---------------- -------------------
Jocelyn Fulmor (28)        Secretary      Manager, PFPC Regulatory                      N/A               None
                                          Administration (2002 - present);
                                          Investment Management Analyst,
                                          Morgan, Lewis & Bockius LLP (1997 -
                                          2002).
-------------------------- -------------- --------------------------------------- ---------------- -------------------


          A Director's position will terminate if the Director is removed, resigns or is subject to various disabling events such as death or incapacity. A Director may resign upon 90 days' prior written notice to the other Directors, and may be removed either by vote of two-thirds of the Directors not subject to the removal vote or vote of the Investors holding not less than two-thirds of the total number of votes eligible to be cast by all Investors. In the event of any vacancy in the position of a Director, the remaining Directors may appoint an individual to fill that vacancy, so long as immediately after such appointment at least two-thirds of the Directors then serving have been elected by the Investors. The Directors may call a meeting of Investors to elect an individual to fill any vacancy in the position of a Director, and must do so within 60 days after any date on which Directors who have been elected by the Investors cease to constitute a majority of the Directors then serving. If no Director remains to manage the business of each Company, the Adviser must convene a meeting of Investors within 60 days for the purpose of determining whether to continue the business of each Company.

          Each Company has a standing Audit Committee currently consisting of the Independent Directors. The principal functions of the Audit Committee are:
(i) to recommend to the Board of Directors the appointment of each Company's independent auditors, (ii) to meet separately with the independent auditors (and counsel for Independent Directors) and review the scope and anticipated costs of the audit and (iii) to receive and consider a report from the independent auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in that connection.

          Directors' Compensation. The following table shows compensation expected to be paid to the Independent Directors for the current fiscal year:

                                                            Total Compensation
          Name and                Aggregate Compensation      from Fund and
     Position with Fund             from each Company*        Fund Complex
--------------------------    --------------------------   --------------------

Richard G. Glidden, Director              $1,250                  $5,000
Matthew Kenigsberg, Director              $1,250                  $5,000
James A. Martin III, Director             $1,250                  $5,000
Lynn Mathre, Director                     $1,250                  $5,000

          Directors who are not employees of the Adviser or any affiliate of the Adviser are paid an annual retainer of $5,000 per year in the aggregate for services to the Companies. Such Directors are reimbursed by each Company for their reasonable travel and out-of-pocket expenses. The Directors do not receive any pension or retirement benefits from each Company. Directors employed by the Adviser or any affiliate of the Adviser, and the officers of each Company do not receive any compensation from each Company.

Advisory Arrangements

          The Adviser and the Portfolio Account Manager

          The Adviser of each Company is Aspen Strategic Alliance LLC, a Delaware limited liability company and registered investment adviser. Its main business office is located at 817 West Peachtree Street, N.W., Suite 400, Atlanta, Georgia 30308-1144 (telephone no. (404) 760-3424). The Adviser is responsible for all decisions concerning the business and operations of each Company including all investment decisions relating to the allocation of Company funds among Portfolio Managers. The Adviser was organized under the laws of the State of Delaware on September 11, 2002 and is owned by Aspen Partners, Ltd. and QED CapitalWorks LLC. As of August 31, 2003, the Adviser and its affiliates had assets under management in excess of $55 million.

          QED CapitalWorks LLC ("QED") manages a Portfolio Account on behalf of ASA Market Neutral Equity Fund. QED is located at the same place of business as the Adviser. QED is responsible for directly managing the Portfolio Account in a style fitting the investment objectives and policies of ASA Market Neutral Equity Fund LLC ("Market Neutral"). QED was organized under the laws of the State of Delaware on February 27, 2002 and is owned by Aspen Partners, Ltd. and Douglas E. Dunn, Ph.D. As of August 31, 2003, QED and its affiliates had assets under management in excess of $55 million.

          In addition, the Adviser and its affiliates (including QED) serve as introducing broker and exclusive marketing agent to certain private investment funds. The Adviser and its affiliates have raised over $225 million in assets for such funds.

          The principals of the Adviser and QED are as follows:

          Douglas E. Dunn, Ph.D., born in 1959, is Chief Investment Officer of Aspen Strategic Alliance, and founder and Managing Director of QED CapitalWorks LLC. Dr. Dunn is responsible for all

---------------------
* Estimated for the fiscal year ending March 31, 2004 assuming a full year of compensation, excluding out-of-pocket reimbursements.

investment research and portfolio management. He develops and maintains the proprietary strategies, research systems and quantitative methodologies used by the firm.

          Dr. Dunn has 8 years of experience managing Alternative assets and consulting in Alternatives. He draws on a 19 year career in modeling and simulation research, a Ph.D. in Electrical Engineering, earned in 1989, and a University of Chicago M.B.A. earned in 1996. His experience spans the institutional, hedge fund, and consulting sides of the business. He began his investment career on Wall Street with Goldman Sachs Asset Management, while completing his M.B.A. After graduation he was a Quantitative Analyst with institutional managers Westpeak Investment Advisors, and later, Putnam Investments.

          Prior to forming his own investment firm in 2001, he was Director of Alternative Manager Research at Graystone Wealth Management, a division of Morgan Stanley. Prior to that he was Director of Research and Portfolio Manager for Brandywine Asset Management, a CTA/Hedge Fund.

          Before commencing his investment career, Mr. Dunn was Assistant Professor of Electrical Engineering, teaching solid state electronics at the University of Miami, Florida, and North Dakota State University, Fargo from 1991 to 1995. He began his professional career by spending six years as a research engineer in the semiconductor industry in Colorado Springs, during which time he earned his Ph.D. from the University of Colorado. He also holds MS and BSEE degrees in electrical engineering from the University of Kansas (1984 and 1982, respectively). He has published refereed journal articles in various fields of solid state electronics and semiconductor research, and is a member of the Institute of Electrical and Electronics Engineers.

          Kenneth E. Banwart, born in 1942, is a Chairman and Chief Executive Officer of Aspen Strategic Alliance LLC, and Managing Director of QED CapitalWorks LLC and Aspen Partners, Ltd. Mr. Banwart is primarily responsible for the overall direction of these entities. He has over 30 years' experience in the selection and management of a wide range of alternative investments.

          Mr. Banwart began his career in 1966 after graduating with a Bachelor of Business Administration degree in Accounting from Wichita State University. From 1966 - 1969 he was with Ernst & Young LLP (formerly Arthur Young & Company) on the audit and tax staff specializing in the securities industry. During this period he became a Certified Public Accountant and was a member of the National Association of CPAs, the Texas Society of CPAs, and the National Association of Accountants. From 1969 to 1978 he was Director of the Tax Incentive Investment Department specializing in the selection and marketing of alternative investments for Rauscher Pierce Refsnes, Inc., a regional NYSE Member Firm with offices throughout the Southwest.

          Since 1979, Mr. Banwart has primarily had his own businesses involved in the selection and marketing of alternative investments. During this period, he held positions as Co-Chairman of the Board of Red River Feed Yards, Inc., a 100,000 head feedlot located outside Phoenix, Arizona, as Executive Vice President of Robert Stranger & Co., a recognized authority with various publications on alternative investments, and as Executive Vice President of Boston Bay Capital, a firm specializing in the acquisition, renovation and management of certified historic properties. Mr. Banwart is currently a member of the Managed Fund Association and the National Futures Association.

          Since 1978, Mr. Banwart has not been actively involved in the securities business with respect to maintaining customer accounts but has continued to maintain various securities licenses. Mr. Banwart was subject to a disciplinary action brought by the National Association of Securities Dealers, Inc. ("NASD") in 1998 for failing to notify his licensing broker-dealer of a personal securities account and purchasing public offerings which traded at a premium. The disciplinary action resulted in a censure and a fine of approximately $14,000.

          James G. Christian, Jr., born in 1971, is President of Aspen Strategic Alliance LLC and Aspen Partners, Ltd., as well as a Managing Director of QED CapitalWorks LLC. Mr. Christian is responsible for marketing and client services and has direct responsibility for daily operations, which includes management of Aspen's regional marketing representatives.

          Prior to joining Aspen Partners, Mr. Christian was Vice President of Business Development for American Coating Technologies from 1997-1999 where he identified merger and acquisition candidates and structured and negotiated the purchase of such companies. His final responsibility with American Coating involved the sale of the company.

          Mr. Christian also has Fortune 500 experience with America Home Products where he evolved as a top sales person before leaving to pursue an M.B.A. from the University of South Carolina. He earned his graduate degree in 1996 with an emphasis in International Finance. During this period he also worked as a consultant with the Small Business Development Center where he consulted to local companies in the areas of finance, business development, and marketing. Mr. Christian also has an undergraduate degree in Chemistry from Clemson University which he received in 1993.

          Jeremy L. Standrod, born in 1975, is Executive Vice President of Aspen Strategic Alliance LLC and Aspen Partners, Ltd., as well as a Managing Director of QED CapitalWorks LLC. He joined Aspen Partners in 1997, and now directs all fundamental operations of the company, including client service, compliance, and all matters of internal operations. His Fund responsibilities include accounting, audit, reporting and tax issues. He also consults with outside managers represented by Aspen on various legal and accounting issues.

          Mr. Standrod has experience in structuring private offerings, as well as developing procedures and reporting solutions for alternative investment funds. He also has extensive experience developing and implementing technological solutions for back office support.

          Mr. Standrod's career began on Capitol Hill, where he served in an operations role for the Director of Legislative Affairs in the office of a United States Senator and Democratic National Committee Chairman. There, he worked directly with the Legislative Director to support the Senator's legislative agenda. He holds a B.A. in Political Science from The University of West Georgia.

          Pursuant to the terms of separate investment advisory agreements entered into between each Company and the Adviser (the "Investment Management Agreements"), the Adviser is responsible for developing, implementing and supervising each Company's investment program and in connection therewith is required to provide investment advice and recommendations to each Company with respect to its investments, investment policies and purchases and sales of securities for each Company and arranging for the purchase and sale of such securities.

          In addition, pursuant to the terms of separate Administration Agreements with each of the Companies, the Adviser is responsible for assisting in supervising various aspects of each Company's administrative operations, including providing non-investment related statistical and research data, data processing services and clerical and administrative services and supplies; assisting in the preparation and maintenance of such records with respect to its operations as may reasonably be required; furnishing corporate secretarial services; assisting in the preparation and filing of such reports with respect thereto as shall be required by the SEC; assisting in the composition of periodic reports with respect to its operations for Investors; assisting in the composition of proxy materials for meetings of Investors and the composition of such registration statements as may be required by Federal securities laws for the public sale of interests in each Company; assisting each Company in routine regulatory examinations and working closely with any counsel retained to represent the Independent Directors in response to any litigation, investigations or regulatory matters; and assisting in the preparation of each Company's financial statements and coordinating the annual audit of such financial statements by the independent auditors of each Company. The Adviser will also provide each Company with adequate office space, facilities and equipment.

          Pursuant to the terms of an agreement with Market Neutral, QED is responsible for managing a pool of assets of ASA Market Neutral Equity Fund. QED will select stocks and engage directly in balanced long/short equity strategies that will enable Market Neutral to achieve its investment objective of capital appreciation. The Adviser will be responsible for determining the allocation of assets to QED, but at no time will the Adviser allocate 25% or more of Market Neutral's assets to QED. The Board of Directors will review the appropriateness of the allocation to QED on a quarterly basis.

          The Sub-Adviser

          The Adviser is authorized, subject to the approval of the Board and Investors, to retain a sub-adviser to provide any or all of the investment advisory services required to be provided to each Company or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to each Company by a sub-adviser. Accordingly, the Adviser has entered into agreements (the "Sub-Advisory Agreements") with Guidance Capital LLC (the "Sub-Adviser"), a registered investment adviser and each Company, whereby the Sub-Adviser will provide sub-advisory services to each Company. Pursuant to the Sub-Advisory Agreements, the Sub-Adviser will be responsible for performing initial and ongoing due diligence of potential Portfolio Managers to be used by each Company. The Sub-Adviser may also recommend allocations to Portfolio Managers. The Adviser will retain ultimate decision-making authority with respect to the selection of Portfolio Managers for, and the allocation of assets of, each Company.

          The Sub-Adviser was formed in July 2001. The Sub-Adviser manages other existing private funds of funds, and as of August 31, 2003 had assets under management greater than $225 million. The Sub-Adviser also manages a private investment fund that invests in QED Partners LLC, a private hedge fund managed by QED CapitalWorks LLC, an affiliate of the Adviser.

          The principals of the Sub-Adviser are as follows:

          Brian C. Ziv. Brian C. Ziv is a founding member and Chief Investment Officer of the Sub-Adviser. He is also a member of the Sub-Adviser's Investment Committee. Prior to forming the Sub-Adviser, he was Chief Investment Officer of Graystone Wealth Management Services, a division of Morgan Stanley. Mr. Ziv helped guide $8 billion in assets for Graystone clients. He helped found and develop Graystone's consulting practice, serving as the firm's first Director of Research. Mr. Ziv's research includes analysis of hedge funds and hedge fund strategies. He has also done extensive work on tax-sensitive portfolio construction and use of non-traditional investment strategies. He has published articles on a wide range of investment topics, including portfolio strategy, use of hedge funds and investment manager selection.

          Mr. Ziv has 23 years of investment management and consulting experience. Prior to joining Graystone in 1994, he founded and ran Ziv Asset Management, a value-oriented equity management firm for high net worth clients. The firm also provided a range of specialized investment services to several national investment firms. Mr. Ziv has also served as Chief Investment Officer of Frank Russell Advisers in Chicago.

          Early in his career, Mr. Ziv was an equity analyst with Kidder, Peabody & Company in New York. He was a member of the Kidder's stock selection committee and shared responsibility for the firm's stock recommendations and its model portfolio.

          Mr. Ziv holds a B.A. in Philosophy from Princeton University and is a Chartered Financial Analyst. He belongs to the Investment Analysts Society of Chicago and the Association for Investment Management and Research.

          D. Trowbridge "Toby" Elliman. Toby Elliman is a founding member of the Sub-Adviser and heads the firm's Delaware office. He is also a member of the Sub-Adviser's Investment Committee. Prior to forming the Sub-Adviser, he was Senior Vice President and Financial Advisor with Morgan Stanley. At Morgan Stanley Mr. Elliman worked with major financial institutions developing and marketing alternative investment products. Mr. Elliman helped lead the development and launch of Morgan Stanley Market Street Managed Futures L.P., a commodities futures fund for Morgan Stanley clients. He also worked closely with Oxford Advisors Ltd. in developing and marketing a family of offshore hedge fund products, including the Oxford Strategic Income Fund and the Oxford Strategic Market Neutral Fund. Separately, Mr. Elliman managed $200 million for private clients at Morgan Stanley.

          Mr. Elliman has 23 years of investment experience. Prior to joining Dean Witter (a predecessor of Morgan Stanley) Mr. Elliman was a private investor managing his own assets. Earlier in his career he was Head of Nonferrous Metals floor trading at Drexel Burnham in New York. Mr. Elliman holds a B.A. in Economics from Hampshire College and earned a CIMA certification while attending Wharton Business School.

          Jacob Rossof, CFA. Jacob Rossof is a member of the Sub-Adviser, focusing on hedge fund manager research. He is also a member of the Sub-Adviser's Investment Committee. Prior to joining the Sub-Adviser, he was an analyst at Graystone Wealth Management Services, a division of Morgan Stanley. At Graystone he was responsible for recommending and monitoring alternative investment managers across many different strategies.

          Mr. Rossof has 10 years of investment and consulting experience. Before joining Graystone, he was a Senior Investment Analyst at Ennis, Knupp and Associates where he was responsible for their alternative investment capabilities. Mr. Rossof started his career in 1993 at John Nuveen and Co. At Nuveen, he was primarily responsible for monitoring the performance of a portfolio of municipal bonds.

          Mr. Rossof holds both a B.A. and an M.A. in Economics from Boston University. He is currently pursuing his second Master's degree in Applied Mathematics from DePaul University. He is a Chartered Financial Analyst and belongs to both the Investment Analysts Society of Chicago and the Association for Investment Management and Research.

          Christopher Walvoord. Christopher Walvoord is a principal of the Sub-Adviser and a member of its Investment Committee. Mr. Walvoord has seven years of investment management experience. Prior to joining the Sub-Adviser, Mr. Walvoord was Director of Hedge Fund Investments at the Northern Trust Company. At Northern Trust, Mr. Walvoord oversaw all aspects of the investment process for the firm's hedge fund program. He ran four different fund-of-funds with assets of over $400 million. Earlier in his career at Northern Trust, he was a portfolio manager managing over $10 billion in structured short duration credit portfolios. Prior to joining Northern Trust, Mr. Walvoord was an associate at John Nuveen and Co., and a member of its Capital Markets Group, where he modeled municipal derivative transactions for investment banking clients.

          Mr. Walvoord holds an M.S. in Mechanical Engineering from the University of California at Berkeley and an M.B.A. from the University of Chicago, where he focused on finance and statistics. He also holds a B.A. from the University of Illinois.

          Barry Brick. Barry Brick is a principal of the Sub-Adviser and its Chief Financial Officer. Mr. Brick is responsible for overseeing all aspects of operations and administration for the Fund. Prior to joining the Sub-Adviser, Mr. Brick worked for 11 years at SEI Investments, first managing a variety of financial and business processes within the firm's Investment Services unit, and later serving as Director of Product Development within the Fund Services Division. Mr. Brick's last position at SEI was developing new business for alternative investment operations, separate account processing, and mutual fund administration and distribution.

          Earlier in his career, Mr. Brick was a business unit controller at Kidder Peabody & Company and was responsible for financial operations and analysis within the retail brokerage and investment banking divisions.

          Mr. Brick holds a B.A. in Accounting from the State University of New York at Albany. He also holds an M.B.A. from St. Joseph's University and is a Certified Public Accountant.

          The Investment Management Agreements and the Sub-Advisory Agreements

          Pursuant to an investment management agreement between each Company and the Adviser (each an "Investment Management Agreement"), in consideration of services provided by the Adviser, each Company will pay the Adviser a fee (the "Investment Management Fee") computed and paid monthly in arrears at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the last business day of each month. Pursuant to a sub-advisory agreement among each Company, the Adviser and the Sub-Adviser (each a "Sub-Advisory Agreement"),in consideration of the services provided by the Sub-Adviser, the Adviser will pay the Sub-Adviser a fee of 0.75% of the aggregate value of outstanding Interests determined as of the last business day of each month of each Company advised by the Sub-Adviser. The fee paid to the Sub-Adviser is paid out of the Investment Management Fee received by the Adviser, and is not an expense of any Company. The Sub-Adviser may hire additional consultants to assist it with its research activities and pay such consultants out of its sub-advisory fee. Such consultants may include affiliates of the Adviser.

          For its services, QED will receive an annual management fee, payable monthly in arrears, of 1.7% of the aggregate value of the outstanding Interests of ASA Market Neutral Equity Fund LLC managed by QED in the QED Portfolio Account, determined as of the last business day of each month, and a quarterly incentive allocation of 15% of the net profits earned by the QED Portfolio Account. This incentive allocation will be applied on a "high water mark" basis such that in the event the QED Portfolio Account suffers a net loss with respect to one fiscal quarter, no incentive allocation will be made for any subsequent fiscal quarter until such net loss is first recovered (taking into account allocations to and from the QED Portfolio Account). Pursuant to an arrangement approved by the Board of Directors, the Adviser will allocate less than 25% of ASA Market Neutral Equity Fund LLC's assets to the QED Portfolio Account.

          The Adviser anticipates making rebates out of its own resources and legitimate profits and in its sole discretion to certain Investors. The Adviser also anticipates making rebates, out of its own resources and in its sole discretion, to certain persons, officers and employees of the Company, the Adviser, the Sub-Adviser and their respective affiliates.

          The Investment Management Agreements provide that the Adviser will not be liable to each Company for any loss suffered by each Company sustained by reason of good faith errors or omissions of the Adviser or any affiliate of the Adviser, or their respective directors, officers or employees, in connection with the performance by the Adviser of its duties under the Investment Management Agreements, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties under the Investment Management Agreements, or from reckless disregard by the Adviser of its obligations and duties under the Investment Management Agreements.

          Each Sub-Advisory Agreement provides that the Sub-Adviser will not be liable to the Adviser for any loss suffered by the Adviser in connection with the performance by the Sub-Adviser of its duties under the Sub-Advisory Agreements, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Sub-Adviser or any of its officers, directors or employees in the performance of their duties under the Sub-Advisory Agreements, or from reckless disregard by the Sub-Adviser of its obligations and duties under the Sub-Advisory Agreements.

          Each Investment Management Agreement was approved by the Board (including a majority of the Independent Directors), at a meeting held in person on October 10, 2003. Each Investment Management Agreement has an initial term expiring two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of each Company; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. Each Investment Management Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of each Company; or by the Adviser. Each Investment Management Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

          Each Sub-Advisory Agreement was approved by the Board (including a majority of the Independent Directors), at a meeting held in person on October 10, 2003. Each Sub-Advisory Agreement has an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of each Company; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement is terminable, without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of each Company; or by the Sub-Adviser. Each Sub-Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

          The agreement between QED and Market Neutral (the "QED Agreement") was approved by the Board (including a majority of the Independent Directors), at a meeting held in person on October 10, 2003. The QED Agreement has an initial term expiring two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of Market Neutral; provided that in either event the continuance is also approved by a majority of the Independent Directors by vote cast in person at a meeting called for the purpose of voting on such approval. The QED Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of Market Neutral; or by QED. The QED Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.

          Approval of the Investment Management Agreements and the Sub-Advisory Agreements.

          In determining whether to approve the Investment Management Agreements and the QED Agreement, the Board considered information provided by the Adviser and QED relating to the experience and qualifications of their investment professionals. The Board noted that the Adviser was presently managing three investment funds in the same style as the Debt Arbitrage Fund, the Hedged Equity Fund and the Market Neutral Fund and that QED currently managed a private Market Neutral Fund. The Board also considered the Adviser's capability and expertise in the Managed Futures sector. It evaluated the nature and scope of advisory and related services that would be required by each Company and concluded that the Adviser and QED have the personnel and resources to provide those services in a manner consistent with each Company's operational requirements and with applicable investment restrictions, regulations and tax and reporting requirements.. The Board also considered the business reputation of the Adviser and QED and their financial resources.

          In connection with its consideration of the Sub-Advisory Agreements, the Board considered the Sub-Adviser's in-house research and due diligence capabilities as well as other resources available to their personnel. Specifically, the Board considered a presentation made by the Sub-Adviser with respect to its process for selecting Portfolio Managers, and its expertise with respect to Debt Arbitrage, Hedged Equity, Market Nuetral and Managed Futures strategies. The Board also considered the Sub-Adviser's particular focus on examining the adequacy of a Portfolio Manager's valuation process as part of its due diligence. The Board concluded that the Sub-Adviser's investment process, research capabilities and philosophy were well-suited for the Companies to be sub-advised by the Sub-Adviser, given each Company's investment program. It evaluated the nature and scope of advisory and related services that would be required by each Company and concluded that the Sub-Adviser has the personnel and resources to provide those services in a manner consistent with each Company's operational requirements and with applicable investment restrictions, regulations and tax and reporting requirements.. The Board also considered the business reputation of the Sub-Adviser and its financial resources.

          The Board considered the experience of the Adviser, QED and the Sub-Adviser with other investment funds, including its records with respect to regulatory compliance. The Board also evaluated the procedures of the Adviser, QED and the Sub-Adviser designed to fulfill each Adviser's fiduciary duty to each Company with respect to possible conflicts of interest, including their codes of ethics (regulating the personal trading of officers and employees).

          In addition, the Board considered the fees payable under each agreement. It reviewed information concerning fees paid to investment advisers of similar investment funds and possible economies of scale that would accrue to the Adviser and the Sub-Adviser in providing services from a substantial increase in each Company's net assets. The Board took into account not only the fees to be paid by each Company directly to the Adviser and indirectly to the Sub-Adviser, but also potential "fallout benefits" to the Adviser and the Sub-Adviser, such as enhancement of reputation that might be derived from providing services to each Company. In evaluating the proposed fees, the Board also took into account the nature of investment management services required by each Company. It concluded that the fees to be paid to the Adviser under the Investment Management Agreements and to the Sub-Adviser under the Sub-Advisory Agreements were fair and reasonable, given the scope and expected quality of the services to be rendered.

          The Board of Directors considered the fees payable to the Adviser and QED jointly due to the affiliation between the entities. In determining that the proposed fees to be charged by each of the

Adviser and QED were appropriate, the Board considered the differences between the services to be performed by each entity to ensure that Investors would not be charged twice for the same services. The Board also considered the fees to be charged to the Companies by other Portfolio Managers of Investment Funds to be held by the Companies to ensure that QED's fees were reasonable. The Board concluded that the fees payable to QED were reasonable. The Board also limited the percentage of Market Neutral's assets that could be allocated to QED to less than 25%. The Board also reserved the right to review the appropriateness of the allocations to QED on a quarterly basis.

Fees and Expenses

          Each Company will bear its own expenses on an ongoing basis including, but not limited to: the Investment Management Fee; the Investor Servicing Fee, any taxes; investment-related expenses incurred by each Company (e.g., fees and expenses charged by the Portfolio Managers and Investment Funds, costs associated with organizing and operating Portfolio Accounts, placement fees, interest on indebtedness, fees for data and software providers, research expenses, professional fees (including, without limitation, expenses of consultants and experts) relating to investments); fees and expenses for accounting and custody services; the fees and expenses of Fund counsel, any legal counsel retained to represent the Independent Directors and each Company's independent auditors; costs associated with the registration of each Company (other than the costs associated with the initial registration, which shall be borne by the Adviser), including the costs of compliance with Federal and state laws; costs and expenses of holding meetings of the Board and meetings of Investors, including reasonable travel and out-of-pocket expenses of the Members of the Board and any costs associated with the preparation and dissemination of proxy materials; the costs of a fidelity bond and any liability insurance obtained on behalf of each Company or the Board; costs of preparing, printing and distributing reports and other communications to Investors and such other expenses as may be approved by the Board. Each Company will reimburse the Adviser for any of the above expenses that it pays on behalf of each Company.

          Each Company's organizational and initial offering expenses have been borne voluntarily by the Adviser, not the Company.

Codes Of Ethics

          Each Company, the Adviser, the Sub-Adviser and the Distributor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act. The codes of ethics are designed to detect and prevent improper personal trading by their respective personnel, including investment personnel, who might compete with or otherwise take advantage of each Company's portfolio transactions. Covered persons include the Directors and the officers and directors of the Adviser and the Sub-Adviser, as well as employees of the Adviser, the Sub-Adviser and the Distributor having knowledge of the investments and investment intentions of each Company. The codes of ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by each Company, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

          The codes of ethics are included as exhibits to each Company's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

          The Operating Agreement applicable to each Company provides that each Investor has agreed to indemnify and hold harmless the Company, the Directors, the Adviser, each other Investor and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any Transfer of an Interest made by the Investor in violation of these provisions or any misrepresentation made by the Investor in connection with the Transfer.


                                  TAX ASPECTS

          The following is a summary of certain aspects of the income taxation of each Company and its Investors which should be considered by a prospective Investor. Each Company has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting each Company, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of each Company as a partnership for Federal income tax purposes.

          This summary of certain aspects of the Federal income tax treatment of each Company is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in a Company. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

          EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER TO FULLY UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN EACH COMPANY.

          In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus regarding liquidity and other financial matters to ascertain whether the investment objectives of each Company are consistent with their overall investment plans. Each prospective tax-exempt Investor is urged to consult its own counsel regarding the acquisition of Interests.

Tax Treatment Of Company Operations

          Classification of each Company. Each Company has received an opinion of Sidley Austin Brown & Wood LLP, counsel to each Company, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, each Company will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

          Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in each Company will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). A Company may not be eligible for any of those safe harbors. In particular, a Company will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if it has more than 100 Investors.

          The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test set forth in the Section 7704 Regulations. Sidley Austin Brown & Wood LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of each Company as well as the legislative history to Section 7704, the text of the
Section 7704 Regulations and certain representations of the Board, the interests in each Company will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that each Company will not be treated as a publicly traded partnership taxable as a corporation.

          Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that a Company should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts or otherwise), the taxable income of the Company would be subject to corporate income tax when recognized by that Company; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Investors to the extent of the current or accumulated earnings and profits of that Company; and Investors would not be entitled to report profits or losses realized by that Company.

          UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF EACH COMPANY, AND THOSE INDIRECTLY ATTRIBUTABLE TO EACH COMPANY AS A RESULT OF IT BEING AN INVESTOR IN AN INVESTMENT FUND.

          As a partnership, a Company is not itself subject to Federal income tax. Each Company files an annual partnership information return with the Service that reports the results of operations. Each Investor is required to report separately on its income tax return its distributive share of a Company's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Investor is taxed on its distributive share of a Company's taxable income and gain regardless of whether it has received or will receive a distribution from that Company.

          Allocation of Profits and Losses. Under the Operating Agreement, a Company's net capital appreciation or net capital depreciation for each accounting period is allocated among the Investors and to their capital accounts without regard to the amount of income or loss actually recognized by each Company for Federal income tax purposes. The Operating Agreement with respect to each Company provides that items of income, deduction, gain, loss or credit actually recognized by that Company for each fiscal year generally are to be allocated for income tax purposes among the Investors pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of each Company's net capital appreciation or net capital depreciation allocated to each Investor's capital account for the current and prior fiscal years.

          Under the Operating Agreement with respect to each Company, the Board has the discretion to allocate specially an amount of a Company's capital gain or loss (including short-term capital gain or loss) for Federal income tax purposes to a withdrawing Investor to the extent that the Investor's capital account differs from its Federal income tax basis in its partnership interest. There can be no assurance that, if the Board makes such a special allocation, the Service will accept such allocation. If such allocation is successfully challenged by the Service, a Company's gains or losses allocable to the remaining Investors would be increased.

          Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the Operating Agreement, the Board, in its sole discretion, may cause a Company to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend upon whether any Investment Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

          The Board decides how to report the partnership items on each Company's tax returns, and all Investors are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which each Company's items have been reported. In the event the income tax returns of a Company are audited by the Service, the tax treatment of that Company's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Investors. An Investor chosen by the Board, designated as the "Tax Matters Partner", has considerable authority to make decisions affecting the tax treatment and procedural rights of all Investors. In addition, the Tax Matters Partner has the authority to bind certain Investors to settlement agreements and the right on behalf of all Investors to extend the statute of limitations relating to the Investors' tax liabilities with respect to Fund items.

Tax Consequences To A Withdrawing Investor

          An Investor receiving a cash liquidating distribution from each Company, in connection with a complete withdrawal from each Company, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Investor and such Investor's adjusted tax basis in its partnership interest. Such capital gain or loss will be short-term, long-term or some combination of both, depending upon the timing of the Investor's contributions to each Company. However, a withdrawing Investor will recognize ordinary income to the extent such Investor's allocable share of a Company's "unrealized receivables" exceeds the Investor's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by each Company will be treated as an unrealized receivable, with respect to which a withdrawing Investor would recognize ordinary income. An Investor receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Investor's adjusted tax basis in its partnership interest.

          As discussed above, each Company's Operating Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing Investor to the extent its capital account would otherwise exceed its adjusted tax basis in its partnership interest. Such a special allocation may result in the withdrawing Investor recognizing capital gain, which may include short-term gain, in the Investor's last taxable year in a Company, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

          Distributions of Property. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of
Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of Section 731(c)(3)(C)(iii). Each Company will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if an Investor is an "eligible partner", which term should include an Investor whose contributions to each Company consisted solely of cash, the recharacterization rule described above would not apply.

Tax Treatment Of Company Investments

          In General. Each Company expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

          Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations--`Section 988' Gains or Losses" below) and certain other transactions described below, each Company expects that its gains and losses from its securities transactions typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time each Company maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which a Company's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of each Company.(1)

          The maximum ordinary income tax rate for individuals is 35% and, in general, the maximum individual income tax rate for long-term capital gains is 15% (2) (unless the taxpayer elects to be taxed at ordinary rates -- see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

          A Company may realize ordinary income from dividends and accruals of interest on securities. A Company may hold debt obligations with "original issue discount." In such case, a Company would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. A Company may also acquire debt obligations with "market discount." Upon disposition of such an obligation, a Company generally would be required to treat gain

------------------------------
1 Generally, in the absence of Regulations requiring it, each Company will not treat positions held through different Portfolio Accounts or Investment Funds as offsetting positions for purposes of the straddle rules.
2 Recent tax legislation has reduced the individual tax rate applicable to qualifying dividend income (which includes dividend income from certain foreign corporations) and long-term capital gain to a maximum rate of 15%.

realized as interest income to the extent of the market discount which accrued during the period the debt obligation was held by that Company. A Company may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by a Company in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a non-corporate Investor, may be subject to restrictions on their deductibility. See "Deductibility of Fund Investment Expenditures and Certain Other Expenditures" below. Moreover, gain recognized from certain "conversion transactions" will be treated as ordinary income. (3)

          Currency Fluctuations--"Section 988" Gains or Losses. To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by a Company frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to each Company's investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses of a Company on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time a Company accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Company actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

          As indicated above, a Company may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if a Company acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by a Company with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of a Company and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

          Section 1256 Contracts. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts and certain options contracts. Under these rules, Section 1256 Contracts held by a Company at the end of each taxable year of the Company are treated for Federal income tax purposes as if they were sold by that Company for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256

-----------------------------
3    Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.

Contracts, must be taken into account by a Company in computing its taxable income for such year. If a Section 1256 Contract held by a Company at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

          Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. See "Currency Fluctuations - `Section 988' Gains or Losses." If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

          Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Pursuant to Temporary Regulations, a Company (and any Investment Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by a Company will be accepted by the Service.

          Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in a Company's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by a Company for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by a Company.

          Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if a Company holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, that Company generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if a Company holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, that Company generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

          Effect Of Straddle Rules On Investors' Securities Positions. The Service may treat certain positions in securities held (directly or indirectly) by an Investor and its indirect interest in similar securities held by a Company as "straddles" for Federal income tax purposes. The application of the

"straddle" rules in such a case could affect an Investor's holding period for the securities involved and may defer the recognition of losses with respect to such securities. (4)

          Limitation on Deductibility of Interest and Short Sale Expenses. For non-corporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest on indebtedness, and any amount allowable as a deduction in connection with property used in a short sale, that is properly allocable to property held for investment). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses treated as interest). For this purpose, any long-term capital gain is excluded from net investment income unless the taxpayer elects to pay tax on such amount at ordinary income tax rates.

          For purposes of this provision, a Company's activities will be treated as giving rise to investment income for an Investor, and the investment interest limitation would apply to a non-corporate Investor's share of the interest and short sale expenses attributable to that Company's operation. In such case, a non-corporate Investor would be denied a deduction for all or part of that portion of its distributive share of a Company's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources, including the Company. An Investor that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a non-corporate Investor on money borrowed to finance its investment in a Company. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

          Deductibility of Fund Investment Expenditures and Certain Other Expenditures. Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income.(5)In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2003, $139,500 or $69,750 for a married person filing a separate return) to deduct such investment expenses. Under such provision, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(6) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a non-corporate taxpayer in calculating its alternative minimum tax liability.

------------------------
4    A Company will not generally be in a position to furnish to Investors information regarding the securities positions of its Investment Funds that would permit an Investor to determine whether its transactions in securities, which are also held by such Investment Funds, should be treated as offsetting positions for purposes of the straddle rules.
5    However, Section 67(e) of the Code provides that, in the case of a trust or an estate, such limitation does not apply to deductions or costs which are paid or incurred in connection with the administration of the estate or trust and would not have been incurred if the property were not held in such trust or estate. There is a disagreement between two Federal Courts of Appeals on the question of whether the investment advisory fees incurred by a trust are exempt (under Section 67(e)) from the 2% of adjusted gross income floor on deductibility. Investors that are trusts or estates should consult their tax advisors as to the applicability of these cases to the investment expenses that are allocated to them.
6    The latter limitation on itemized deductions is scheduled to be reduced starting in calendar year 2006 and will be completely eliminated by 2010. However, under a "sunset" provision the limitation on itemized deductions is to be restored in 2011.

          Pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility should not apply to a non-corporate Investor's share of the trade or business expenses of a Company. These limitations will apply, however, to a non-corporate Investor's share of the investment expenses of a Company (including the Investment Management Fee, and any fee payable to the Directors of an Investment Fund), to the extent such expenses are allocable to an Investment Fund that is not in a trade or business within the meaning of the Code or to the investment activity of a Company. Each Company intends to treat its expenses attributable to an Investment Fund that is engaged in trade or business within the meaning of the Code or to the trading activity of each Company as not being subject to such limitations, although there can be no assurance that the Service will agree.

          The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, non-corporate Investors should consult their tax advisers with respect to the application of these limitations.

          No deduction is allowed for a sales load paid by an Investor to acquire an Interest in a Company; instead any such fee will be included in the Investor's adjusted tax basis for its Interest in each Company. To the extent that any portion of the Investor Servicing Fee is treated as a selling expense, such portion would be subject to the same treatment.

          Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from a Company's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against an Investor's share of such income and gain from a Company. Income or loss attributable to a Company's investments in partnerships engaged in certain trades or businesses may constitute passive activity income or loss.

          "Phantom Income" from Fund Investments. Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F," "passive foreign investment company" and "foreign personal holding company" provisions), investments (if any) by a Company in certain foreign corporations may cause an Investor to (i) recognize taxable income prior to that Company's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

          Tax Shelter Regulations. Some of a Company's investments and/or transactions may give rise to "reportable transactions" under newly adopted regulations concerning the reporting and listing of "tax shelters". Each Company intends to comply with any reporting obligations it may have with respect to its investments and transactions under the regulations. It is also possible that certain of a Company's investments and/or transactions could give rise to a reporting obligation on the part of an Investor. Likewise, under certain circumstances, an Investor may have a reporting obligation with respect to a repurchase of its Interest by a Company. Investors should consult their tax advisors with respect to the application of the tax shelter reporting requirements to their investment in a Company.

Foreign Taxes

          It is possible that certain dividends and interest directly or indirectly received by each Company from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, a Company or an Investment Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax a Company will directly or indirectly pay since the amount of that Company's assets to be invested in various countries is not known.

          The Investors will be informed by each Company as to their proportionate share of the foreign taxes paid by that Company or an Investment Fund, which they will be required to include in their income. The Investors generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. An Investor that is tax-exempt will not ordinarily benefit from such credit or deduction.

Unrelated Business Taxable Income

          Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(7) This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

          This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, a Company's income (or loss) from these investments may constitute UBTI.

          A Company may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, a Company will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not resulting in UBTI (8)To the extent a Company recognizes income (i.e., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

----------------------------
7    With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.
8    Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

          To the extent a Company recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain that will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of a Company, an allocable portion of deductions directly connected with that Company's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

          Since the calculation of a Company's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by each Company from time to time,(9) it is impossible to predict what percentage of a Company's income and gains will be treated as UBTI for an Investor which is an exempt organization. An exempt organization's share of the income or gains of a Company that is treated as UBTI may not be offset by losses of the exempt organization either from a Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business
(e.g., losses from securities for which there is acquisition indebtedness).

          To the extent that a Company generates UBTI, the applicable Federal tax rate for such an Investor generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. A Company will be required to report to an Investor that is an exempt organization information as to the portion, if any, of its income and gains from that Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by a Company is highly complex, and there is no assurance that a Company's calculation of UBTI will be accepted by the Service.

          In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of a Company's income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in each Company generally should not affect the tax-exempt status of such an exempt organization. (10) However, a charitable remainder trust will not be exempt from Federal income tax under Section 664(c) of the Code for any year in which it has UBTI. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from each Company. See "ERISA Considerations."

Certain Issues Pertaining To Specific Exempt Organizations

          Private Foundations. Private foundations and their Directors are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation Director, in making an investment, to exercise

-------------------------
9   The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in a Company. An exempt organization is required to make estimated tax payments with respect to its UBTI.
10   Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Investor should consult its tax adviser in this regard.

"ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation Director may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

          In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in each Company would most probably be classified as a nonfunctionally related asset. A determination that an interest in each Company is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Investor that is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in each Company. Of course, this factor would create less of a problem to the extent that the value of the investment in a Company is not significant in relation to the value of other assets held by a foundation.

          In some instances, an investment in a Company by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of each Company, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in each Company in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from a Company is "passive" within the applicable provisions of the Code and Regulations. Although there can be no assurance, the Board believes that each Company will meet such 95% gross income test.

          A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

          Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. See "ERISA Considerations."

          Endowment Funds. Investment Directors of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

State And Local Taxation

          In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in a Company. State and local tax laws differ in the treatment of limited liability companies such as a Company. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, each Company will attempt to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

          State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. An Investor's distributive share of the taxable income or loss of a Company generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which a Company acquires an interest may conduct business in a jurisdiction which will subject to tax an Investor's share of the partnership's income from that business. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Investor is a resident.


                             ERISA CONSIDERATIONS

          Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in each Company.

          ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "TAX ASPECTS--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in a Company, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in a Company may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

          Because each Company is registered as an investment company under the Investment Company Act, the underlying assets of a Company should not be considered to be "plan assets" of the ERISA Plans investing in that Company for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, none of the Adviser and the Sub-Adviser or any of the Directors will be fiduciaries within the meaning of ERISA by reason of their authority with respect to any Company.

          A Benefit Plan that proposes to invest in a Company will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand that Company's investment objectives, policies and strategies, that the decision to invest plan assets in a Company was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

          Certain prospective Benefit Plan Investors may currently maintain relationships with the Adviser, the Sub-Adviser or the Directors or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Investors should consult with counsel to determine if participation in a Company is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan Investors will be required to represent that the decision to invest in a Company was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in a Company.

          The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in the Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Investors should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.


                        ADVERTISING AND SALES MATERIAL

          Advertisements and sales literature relating to the Companies and reports to Investors may include quotations of investment performance. In these materials, the performance of each Company will normally be portrayed as the net return to an investor in the Company during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray each Company's investment performance.

          The investment performance of each Company will vary from time to time, and past results are not necessarily indicative of future results.

          Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing a Company, may also be used to advertise or market a Company, including data and materials prepared by recognized sources of such information. Such information may include comparison of a Company's investment performance to the performance of recognized market indices and other indices. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in a Company.

                     PROXY VOTING POLICIES AND PROCEDURES

          The Adviser and the Sub-Adviser do not have the authority to vote client proposals, amendments, consents or resolutions (collectively, "proxies"). QED may vote proxies on behalf of the ASA Market Neutral Equity Fund, relating to that Company's investments in the Portfolio Account managed by QED. QED will vote its proxies in the best interest of the ASA Market Neutral Equity Fund and not its own. In voting client proxies, QED shall avoid material conflicts of interest between the interests of QED on the one hand and the interests of the Company on the other. Generally, QED will support management initiatives if it appears that management is reasonable and that the proposals are not detrimental to the long-term value of the investment. However, QED will review all proxies and, in light of its review of facts and circumstances it deems relevant, may not support existing management proposals. QED has specific guidelines addressing how it votes proxies with regard to specific matters. QED does not expect to vote proxies on behalf of the ASA Market Neutral Equity Fund very often because of the length of time that it generally holds positions.


                             FINANCIAL STATEMENTS

          The following comprise the financial statements of the ASA Hedged Equity Fund LLC:

     o    Independent Auditors' Report.

     o    Statement of Assets.

     o    Notes to the Financial Statements.

                        Report of Independent Auditors


To the Member and Board of Directors of
     ASA Hedged Equity Fund LLC

We have audited the accompanying statement of assets of ASA Hedged Equity Fund LLC (the "Fund") as of February 24, 2004. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund at February 24, 2004 in conformity with accounting principles generally accepted in the United States of America.


February 27, 2004

                          ASA Hedged Equity Fund LLC

                              Statement of Assets

                               February 24, 2004


ASSETS
     Cash                                            $    100,000
                                                     ============




Net Assets consist of :
     Member Capital interest                         $     100,000
                                                     =============



SEE ACCOMPANYING NOTES.

Notes to Financial Statements

                               February 24, 2003

Note 1.  Organization

ASA Hedged Equity Fund LLC (the "Fund") was organized as a Illinois limited liability company on June 30, 2003. The Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund has had no operations through February 24, 2004 other than those related to organizational matters and the sale and issuance of $100,000 of limited liability company interest in the Fund to Aspen Strategic Alliance LLC (the "Adviser"). Pursuant to an investment advisory agreement between the Fund and the Adviser, the Adviser will be responsible for developing, implementing and supervising the Fund's investment program. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the selection of Portfolio Managers for the Company and may make allocation recommendations.

The Fund seeks to achieve capital appreciation through the investing and trading of diversified portfolios of futures and other derivative instruments in the United States and foreign markets, in an effort to capture passive risk premiums, and actively profit from anticipated trends in market prices. The Fund will pursue its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") who engage in speculative trading in the futures markets, options on commodity futures contracts and forward contracts. In allocating the Fund's assets for investment, the Adviser uses a specific set of guidelines for selecting the Portfolio Managers, which includes an evaluation of the individual Portfolio Manager's motivation, record of achievements, personal capital committed to the Fund and willingness to dilute personal equity to the business. Portfolio Managers will attempt to structure a diversified portfolio of liquid futures contracts, including but not limited to stock index, global currency, interest rate, metals, energy and agricultural futures markets. The Adviser has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager. The Adviser has retained Guidance Capital LLC (the "Sub-Adviser") to assist with the execution of its responsibilities.

PFPC Distributors, Inc. (the "Distributor") acts as the distributor of Interests on a best efforts basis, subject to various conditions. Interests are being offered through the Distributor and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributor ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. The Distributor expects to deliver Interests purchased in the initial offering on or about March 1, 2004, or such earlier or later date as the Distributor may determine.

The Adviser has agreed to pay all organization and offering costs on behalf of the Fund.1 Therefore, no Statement of Operations has been prepared.


Note 2.  Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

No provision for the payment of Federal, state or local income taxes has been provided. Each Member is individually required to report on its own tax return its distributive share of the Fund's taxable income or loss.

Note 3.  Management Fee And Other Fees

The Fund will pay a monthly fee (the "Management Fee") to the Adviser, for management services, at the annual rate of 1.50% of the aggregate value of outstanding Interest determined as of the last business day of every month subsequent to the initial sale of Interests to investors. The Adviser will pay the Sub-Adviser for its services an annual fee equal to 0.75% of the Management Fee received by the Adviser aggregate month-end value of outstanding interests of the Fund. The fee paid to the Sub-Adviser will not be a direct expense of the Fund.

Aspen Strategic Alliance LLC (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a monthly fee of 0.50% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. Pursuant to a separate Sub-Administration, Accounting and Investor Services Agreement, the Administrator has contracted with PFPC Inc. to provide sub-administration, accounting and investor services to the Fund. PFPC Inc. is compensated by the Administrator.

PFPC Trust Company (an affiliate of PNC Bank, NA) serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board.

--------------------------
1
                  Registration fees                                  $4,045
                  Legal fees                                        125,000
                  NASD fees                                           5,500
                  Blue Sky fees                                      12,500
                  Printing                                            1,750
                                                                      -----
                  Total                                            $148,795

The Fund pays a quarterly fee to the Distributor to reimburse it for payments made to Selling Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service Providers"). This fee will be in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.60% (on an annualized basis) of the aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the Distributor's actual payments to the Investor Service Provider.

PART C

                               OTHER INFORMATION

ITEM 24.          FINANCIAL STATEMENTS AND EXHIBITS

          (1)  Financial Statements - See Undertaking November 2 at Item 33.

          (2)  Exhibits:

               (a)  (i) Certificate of Formation of Registrant.(a)

                    (ii) Operating Agreement of Registrant (b)

               (b)  Not applicable.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

               (f)  Not applicable.

               (g) (i) Investment Advisory Agreement between the Registrant and Aspen Strategic Alliance LLC (the "Adviser"). (c)

                    (ii) Sub-Advisory Agreement between the Registrant and Guidance Capital LLC (the "Sub-Adviser").(c)

               (h) Underwriting Agreement between the Registrant and PFPC Distributors, Inc. (the "Distributor").(c)

               (i)  Not applicable.

               (j) Custodian Agreement between the Registrant and PFPC Trust Company.(c)

               (k) (i) Administration Agreement between the Registrant and Aspen Strategic Alliance LLC.(d)

---------------------------
(a) Previously filed with Registrant's initial registration statement (Reg. No. 333-106723, 811-21392) on July 1, 2003 (the "Registration Statement").

(b) Previously filed with with the Registrant's Pre-Effective Amendment No. 1 to the Registration on Form N-2A (Reg. No. 333-106723, 811-21392) filed on September 25, 2003.

(c) Previously filed with with the Registrant's Pre-Effective Amendment No. 2 to the Registration on Form N-2A (Reg. No. 333-106723, 811-21392) filed on November 24, 2003.

(d) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form

                    (ii) Sub-Administration, Accounting and Investor Services Agreement between Aspen Strategic Alliance LLC, the Registrant and PFPC Inc.(d)

                    (iii) Form of Investor Servicing Agreement between the Registrant and the Distributor.(d)

                    (iv) Escrow Agreement among the Registrant, Aspen
                         Strategic Alliance, LLC and PFPC, Inc.(c)

               (l)  Opinion and Consent of Sidley Austin Brown & Wood LLP.(c)

               (m)  Not applicable.

               (n)  Consent of Independent Auditors.

               (o)  Not applicable.

               (p)  Form of Agreement Regarding Provision of Initial Capital.

               (q)  Not applicable.

               (r)  (i) Code of Ethics of the Registrant and Adviser.(d)

                    (ii) Code of Ethics of the Sub-Advisor.(d)

                    (iii) Code of Ethics of the Distributor.(b)



ITEM 25.  MARKETING ARRANGEMENTS

          Not applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           Registration fees                                  $4,045
           Legal fees                                        125,000
           NASD fees                                           5,500
           Blue Sky fees                                       2,500
           Printing                                            1,750

           Total                                            $148,795

         The Adviser is voluntarily paying the Registrant's organizational and initial offering expenses.

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

          None.

------------------------------------------------------------------------------
N-2 of ASA Managed Futures Fund LLC (File Nos. 333-106718, 811-21390) filed on November 24, 2003.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

          As of the date of filing this Registration Statement, the Registrant had one record owner of its Interests.

ITEM 29.  INDEMNIFICATION

          The Fund's Operating Agreement (Exhibit 2(a)(i) hereto) provides for indemnification of the Fund's Directors and officers. The effect of these provisions is to provide indemnification for each of the Fund's Directors and officers against liabilities and counsel fees reasonably incurred in connection with the defense of any legal proceeding in which such Director or officer may be involved by reason of being or having been a Director or officer, except with respect to any matter as to which such Director or officer shall have been finally adjudicated to be liable to the Fund or its investors by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Director's or officer's office.


          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

        (a) The Adviser is the investment adviser to the Fund, and its business is summarized in Part A and Part B of this Registration Statement under the section entitled "Management of the Companies." Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Adviser during the last two fiscal years is incorporated by reference to Form ADV filed by the Adviser with the SEC under the Investment Advisers Act of 1940, as amended (SEC File No. 801-62192).

        (b) The Sub-Adviser is the sub-adviser to the Fund, and its business is also summarized in Part A and Part B of this Registration Statement under the section entitled "Management of the Companies." Information as to any other businesses, professions, vocations or employments of a substantial nature engaged in by officers of the Sub-Adviser during the last two fiscal years is incorporated by reference to Form ADV filed by the Sub-Adviser with the SEC under the Investment Advisers Act of 1940, as amended (SEC File No. 801-61850).

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

          The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of Aspen Strategic Alliance LLC at its offices at 817 W Peachtree Street, NW, Suite 400, Atlanta, GA 30308-1144.

ITEM 32.  MANAGEMENT SERVICES

          The registrant has not entered into any contracts relating to management services other than those described at Part A and Part B of the Registration Statement.

ITEM 33.  UNDERTAKINGS

     1.   Not applicable.

     2. The Registrant undertakes to file a post-effective amendment with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons.

     3.   Not applicable.

     4.   The Registrant undertakes

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

               (1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (3) to include any material information with respect of the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     5.   Not applicable.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta and the State of Georgia on the 27th day of February, 2004.

                               ASA HEDGED EQUITY FUND LLC
                                        (Registrant)


                               By: /s/ Jeremy Standrod
                                   ----------------------------------------
                                    (Jeremy Standrod, Vice President)

     Each of the undersigned hereby authorizes Jeremy Standrod or Jocelyn Fulmor, or any of them as attorney-in-fact, to sign on his or her behalf, individually and in his or her capacity stated below, any amendments to the Registration Statement (including post-effective amendments) and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following person in the capacities and on the date indicated.


                  Signature                                        Title                            Date
-------------------------------------------          ---------------------------------          ---------------
    James Christian*                                  President (Chief Executive Officer)       February 27, 2004
-------------------------------------------
(James Christian)                                     and Director


 /s/ Jeremy Standrod*                                 Vice President, Treasurer (Chief          February 27, 2004
-------------------------------------------
(Jeremy Standrod)                                     Financial Officer) and Director

     Kenneth Banwart*                                 Director                                  February 27, 2004
-------------------------------------------
(Kenneth Banwart)

     Douglas Dunn*                                    Director                                  February 27, 2004
-------------------------------------------
(Douglas Dunn)

     Richard Glidden*                                 Director                                  February 27, 2004
-------------------------------------------
(Richard Glidden)

     Matthew Kenigsberg*                              Director                                  February 27, 2004
-------------------------------------------
(Matthew Kenigsberg)

     James Martin*                                    Director                                  February 27, 2004
-------------------------------------------
(James Martin)

     Becky Lynn Mathre*                               Director                                  February 27, 2004
-------------------------------------------
(Becky Lynn Mathre)



* By:  /s/ Jeremy L. Standrod
       ------------------------------
       (Jeremy L. Standrod, Attorney-in-fact)